Colombier Acquisition Corp.

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL 33480

VIA EDGAR

May 22, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman

Lyn Shenk

Kate Beukenkamp

Donald Field

Re: Colombier Acquisition Corp.

Registration Statement on Form S-4

Filed April 7, 2023

File No. 333-271177

Ladies and Gentlemen:

Colombier Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2023, relating to the Registration Statement on Form S-4, filed by the Company with the Commission on April 7, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-4 filed April 7, 2023

Cover Page

1.	We note your disclosure that following the Business Combination, Michael Seifert will carry a majority of the voting power of the Combined Company’s Class A Common Stock and Class C Common Stock and that the Combined Company will be a “controlled company.” Please revise the cover page to disclose the percentage of voting power to be held by Mr. Seifert following the offering and Business Combination and, if true, that Mr. Seifert will have the ability to determine all matters requiring approval by stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page of the Registration Statement to include the requested information.

2.	We note your disclosure that the Combined Company will adopt a dual-class stock structure with disparate voting rights. Please revise the cover page to quantify the voting power that the new Class C Common Stock will have after the offering and Business Combination due to the disparate voting rights attached to the different classes of capital stock and identify the major holder of such shares. Additionally, please add a Q&A regarding the Combined Company’s new duel-class structure including the ownership and voting control of the Combined Company after the Business Combination and its effect on the voting power of your public stockholders (before and after the adoption of the new dual-class stock structure).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page of the Registration Statement and added new Q&As on pages 21 and 22 to include the requested information.

3.	We note that in this section you state that “[a]s of April 3, 2023, based on funds in the Trust Account...the pro rata portion of the funds available...for redemption of public shares of Colombier Class A Common Stock was approximately $10.10 per share.” Please reconcile and revise this dollar amount with your statements elsewhere in this proxy statement/prospectus that the pro rata amount is approximately $10.11 per share.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page and elsewhere in the Registration Statement to reflect a pro rata amount calculated on more recent/current trust account information relative to the filing date.

4.	We note that your disclosure reflects that the Sponsor and Colombier’s officers and directors have agreed to waive their redemption rights with regard to any shares of Colombier Class A Common Stock they may hold in connection with the consummation of the Business Combination. Please revise the disclosure throughout your proxy statement/prospectus where appropriate to describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 40 of the Registration Statement to include the requested information.

Frequently Used Terms, page 2

5.	We note your description of “CF&CO” meaning “Cantor Fitzgerald & Co.” Please revise this term to provide a description of the role of and/or services provided by CF&CO in connection with the Business Combination or otherwise. Similarly, revise other terms as appropriate throughout this section to provide the same context. We note that you later describe CF&CO as your “capital markets advisor,” for example.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 2 to 6 of the Registration Statement to include the requested information.

Questions and Answers about the Colombier Special Meeting, page 11

6.	Please revise to add a Q&A discussing the Earnout to include the number of shares, timeframe and metrics or milestones required to earn the associated shares. Please include enough information so public stockholders can clearly understand the terms and conditions of the Earnout.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 20 and 21 of the Registration Statement to include the requested information.

Q: What interests do Colombier’s Sponsor and current officers, directors and financial advisors...?, page 14

7.	Please revise the second bullet of the answer to quantify all reimbursable expenses. Additionally, please revise the last two bullets of the answer to quantify all fees and reimbursable expenses to be paid to the IPO Underwriter, B. Riley and CF&CO.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 15-17 and page 130-132 of the Registration Statement to include the requested information.

8.	We note from your disclosure on page 243 that it appears you have waived the corporate opportunities doctrine in connection with the Business Combination. Please revise this section to include a discussion regarding the waiver of this doctrine as well as disclose whether you believe this waiver materially impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 258 of the Registration Statement and on page 130-132 “The Business Combination Proposal — Interests of Colombier’s Sponsor, Directors and Officers and Advisors in the Business Combination” to include the requested information.

Q: Did the Colombier Board obtain fairness opinion (or any similar report or appraisal)...?, page 15

9.	Please revise this Q&A to provide a cross-reference to the related risk factor regarding the decision not to obtain a fairness opinion or other report or appraisal in connection with your determination to approve the Business Combination. We note your risk factor disclosure under the heading “Neither the Colombier Board nor any committee thereof obtained a fairness opinion...” on page 53.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 17 of the Registration Statement to include the requested information.

Q: What equity stake will current Colombier stockholders and PSQ Stockholders hold...? , page 17

10.	We note the tables providing five scenarios regarding varying ownership levels assuming redemption levels by different stockholders. Please revise your tables, and elsewhere throughout your proxy statement/prospectus, to clarify who represents “Initial Stockholders.” For example, please make clear if you are referring to holdings by the Sponsor or other insiders such as the officers and directors of the company. Additionally, please revise the tables to include all potential sources of dilution affecting public stockholders related to this Business Combination. In this regard, please revise the tables to include the Earnout Shares and any shares being reserved for the new Incentive Plan and ESPP. Lastly, we note certain references to a potential PIPE financing. To the extent the Business Combination includes a PIPE financing or some other similar financing, the tables should be revised to account of any additional dilution to public stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 19 of the Registration Statement to include the requested information.

Q: What happens to the funds held in the Trust Account upon consummation of the Business Combination?, page 25

11.	To the extent possible, please revise to specifically quantify the items detailed in the four listed bullets. Consider adding a chart or some other presentation so public stockholders can clearly understand how the funds held in the Trust Account are being used in connection with this Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 29 of the Registration Statement to include the requested information.

PSQ Holdings, Inc., page 29

12.	Please revise here or in another section of the summary to briefly discuss PSQ’s business and operations to date in greater detail. In this regard, we note that PSQ was formed in early 2021 and has a limited operating history with limited assets, revenues and a history of net losses. We also note that the PSQ’s auditors have included a going concern qualification in PSQ’s audit report. Please include enough information so that public stockholders can get a better understanding of the acquisition target in the summary section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 33 and 34 of the Registration Statement to include further disclosure on PSQ’s business and operations to date, and to add disclosure to the summary risk factors on page 49 relating to the going concern qualification in PSQ’s audit report.

Organizational Structure, page 31

13.	Please refer to the Combined Company’s organizational structure chart. Please revise the chart to include the voting power percentages as discussed in the chart introduction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 37 of the Registration Statement to include the requested information.

Because Colombier’s initial stockholders, executive officers and directors will lose their entire investment ?, page 54

14.	Please revise this risk factor and elsewhere throughout your proxy statement/prospectus as appropriate to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on the completion of the business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. We note your Q&A disclosure on page 14 and the risk factor immediately subsequent stating that the aggregate amount at risk to Colombier’s Sponsor is $5,725,000.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 62 of the Registration Statement to include the requested information.

The Proposed Charter provides for a dual-class multiple voting Common Stock structure..., page 63

15.	Please revise the risk factor discussion here to make clear what class of stock would constitute the dual-class stock structure in addition to Class A Common Stock. For example, disclose whether you are referring the Class C Common Stock that will be held by PSQ’s founder resulting in the Combined Company being a controlled company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 72 of the Registration Statement to include the requested information.

Risks Related to Ownership of Combined Company Common Stock Colombier stockholders will experience immediate dilution as a consequence of the issuance of Common Stock..., page 65

16.	Please revise the risk factor discussion here to discuss the various redemption scenarios presented elsewhere in your disclosure in addition to the “no redemptions” scenario currently disclosed. Additionally, please expand your disclosure to briefly discuss how having a minority share position may reduce the influence that Colombier’s current stockholders have on the management of the Combined Company. Additionally, please expand the risk factor to discuss all sources of dilution associated with the Business Combination such as the Earnout and new Incentive Plan and ESPP.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 74 of the Registration Statement to include the requested information.

PSQ’s five core values may not always align with the interests of its business or its stockholders., page 77

17.	Please revise the risk factor here to briefly expand your discussion to disclose the current and future voting control that will be held by PSQ’s founder, Michael Seifert.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 86 and 87 of the Registration Statement to include the requested information.

Risks Related to PSQ Certain content or communications by consumers or business members..., page 77

18.	Please revise this risk factor as appropriate to briefly describe whether certain content or communications by consumer or business members participating on PSQ’s platform could expose the company to risk of litigation or other formal legal action or liability beyond the risk of negative publicity and customer attraction and retention.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 86 of the Registration Statement to also address the risk of litigation or other formal legal action or liability.

The Business Combination Proposal (Proposal 2) Background of the Business Combination Description of Negotiations between Colombier and PSQ, page 140

19.	We note that after the initial LOI was sent by Colombier to Mr. Seifert, Colombier and PSQ and their respective advisors “continued to discuss” until the LOI was executed by both parties. Please revise your disclosure to briefly summarize what was discussed during this period before reaching an executed LOI. Amend your disclosure to describe the material terms of these discussions, including the positions of the parties and how the material terms that were negotiated by the parties evolved throughout this period, especially with regard to the enterprise value of PSQ, consideration to be received, adoption of a dual-class stock structure, etc. Please include enough detail so that the public stockholder can fully understand how the final terms of the LOI were determined.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 151 of the Registration Statement to include the requested information.

20.	Disclose who proposed the total enterprise value of PSQ of $200 million, as contained in the LOI executed on December 21, 2022, and how it was determined.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 151 of the Registration Statement to include the requested information.

21.	Please revise this section to account for the role of CF&CO in the background of the business combination, including any presentations, attendance at any meetings, and its role in any other activities related to identifying, engaging in negotiations and eventually executing the merger agreement between Colombier and PSQ. We note that your disclosure on page 15 describes CF&CO as engaged to serve as a capital markets advisor to Colombier. However, CF&CO is mentioned only briefly in the final paragraph of this section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 152 and page 154 of the Registration Statement to include the requested information.

Colombier Board’s Reason for the Approval of the Business Combination, page 143

22.	Please revise your disclosure to highlight the risk that the Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 157-158 and page 146-148 of the Registration Statement to include the requested information.

23.	Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 157-158 and page 146-148 of the Registration Statement to include the requested information.

Colombier Financial Analysis, page 146

24.	We note that Colombier management prepared certain analyses and valuations related to PSQ based upon what appears to be fairly aggressive market capture rates (i.e., 1%) and company comparisons. We also note that the Colombier Board listed “valuation” has a potential negative risk related to the Business Combination. Given PSQ’s limited operations to date and early stage of development, please revise to include a risk factor discussing Colombier management’s valuation analyses and assumptions (i.e., market capture rates and selected Guideline Companies) and the associated risk to public stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added the risk factor on page 59-61 to include the requested information.

Guideline Company Analysis, page 149

25.	We note your disclosure regarding the selection of Internet Services Companies and Guidelines Companies used in reaching the valuation of $200 million for PSQ, including the disclosed differences between PSQ and these companies. However, please revise your disclosure to briefly discuss why you did not select any earlier-stage companies or companies that are otherwise at more similar revenue or other financial metric levels to that of PSQ in determining a valuation. In this regard, we note your disclosure that states that PSQ is at an earlier stage development than the Guideline Companies, which are generally better capitalized and have better-established user bases than PSQ.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 161-162 of the Registration Statement to include the requested information.

Information about PSQ Our Opportunity, page 206

26.	Please revise to balance your disclosure with your reported revenues and net losses for 2021 and 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 217 and 218 of the Registration Statement to include disclosure to balance PSQ’s reported revenues and net losses for 2021 and 2022.

Our Platform, page 207

27.	We note that here and throughout your proxy statement/prospectus that you state that for a business to be included on the PSQ platform they must “confirm that they respect our five core values.” Please expand your disclosure to discuss this aspect of your business model in greater detail (e.g., what is entailed in confirming respect for the five core values, how you monitor or otherwise determine adherence to these values, as well as any penalties for non-compliance and how this may impact the business consumers seeking to engage with your platform). Additionally, please clarify if both business members seeking to use your platform as well as consumer members are subject to this confirmation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 219 of the Registration Statement to include additional disclosure regarding PSQ’s process for confirming and monitoring for adherence to PSQ’s five core values, as well as other additional disclosure relating to this aspect of PSQ’s business.

Our Growth Strategy, page 211

28.	We note that under the bulleted disclosure titled “Increase Monetization on our Platform” that you state that you are still “in the early stages of monetization on our platform.” Please balance this disclosure with a brief description of your revenues and/or profitability to date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 223 of the Registration Statement to include a brief description of PSQ’s revenues and profitability to date.

Product Development, page 213

29.	We note your statement that your platform powers “hundreds of thousands of members, and tens of thousands of business members...” For context, please revise your disclosure to quantify these respective figures to date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 225 of the Registration Statement to include quantitative information relating to PSQ’s consumer members and business members.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PSQ Liquidity and Capital Resources, page 223

30.	Please revise this section and elsewhere throughout your proxy statement/prospectus as appropriate to clarify that under the terms of the merger agreement PSQ must secure proceeds from a Permitted Financing in an amount equal to at least $15.0 million on or before May 15, 2023 as reflected in your disclosure under “Termination Fee” on page 133. As currently discussed elsewhere in your disclosure, the Permitted Financing available PSQ is presented as being permissible rather than necessary to consummate the merger and Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 143 of the Registration Statement to reflect the fact PSQ has waived its termination right relating to the Permitted Financing referred hereto in the Staffs’ comment in accordance with the terms in the Merger Agreement.

Certain Relationships and Related Person Transactions Colombier Administrative Support Agreement, page 263

31.	Please revise this section to identify the “affiliate of the Sponsor” disclosed in this section as receiving $10,000 per month for office space and this entity’s relationship to your officers and directors. In this regard, we note your discussion of Farvahar Capital LLC under the definition of “Administrative Services Agreement” in the “Frequently Used Terms” section of your proxy statement/prospectus as well as your CEO’s position as Founder and CEO of Farvahar Partners.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 4 and page 279 of the Registration Statement to include the requested information.

PSQ Holdings, Inc. (dba PublicSq.) Report of Independent Registered Public Accounting Firm, page F-26

32.	Please amend to include a signed audit report for PSQ Holdings, Inc., as required by Rule 2-02 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page F-42 of the Registration Statement to include the signed audit report.

General

33.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 68 of the Registration Statement to include the requested information.

The Company respectfully advises the Staff that neither it nor its sponsor, Colombier Sponsor LLC, a Delaware limited liability company (the “Sponsor”), is controlled by a non-U.S. Person, nor does either have substantial ties to a non-U.S. person. Omeed Malik, the Company’s Chief Executive Officer and Chairman of the Company’s board of directors and a U.S. citizen, is the sole managing member of the Sponsor. Additionally, the target is not controlled by, and does not have substantial ties with, a non-U.S. person. Nevertheless, we have added a new risk factor on page 68 of the Registration Statement in view of the Staff’s comment.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Meredith Laitner, Esq., of Ellenoff Grossman & Schole LLP, at mlaitner@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Colombier Acquisition Corp.

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Glenn Pollner
Andrew Alin
Judd Abramson
Wilmer Cutler Pickering Hale and Dorr LLP